September 13, 2018

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549

Re:	Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 370 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to register shares for public offering of the Catalyst Enhanced Income Strategy Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser, Esq.

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217	cls 4844-6684-9649.3